UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of April 2016

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.
Tel Aviv, 6578315, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Galmed Pharmaceuticals Ltd. announces that it will hold an Annual General Meeting of Shareholders on Wednesday, May 25, 2016 at 5:00 p.m. (Israel time) at the offices of the Company at 16 Tiomkin St., Tel Aviv, Israel. A copy of the Notice of the Annual General Meeting of Shareholders and Proxy Statement and the Proxy Card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.
Date: April 20, 2016	By: /s/ Allen Baharaff Allen Baharaff President and Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Notice of the Annual General Meeting of Shareholders and Proxy Statement
99.2	Proxy Card